Exhibit 1.1

WISeKey International Holding Ltd Receives Extension of the Deadline for the Publication of its FY 2023 Annual Report and Releases Unaudited FY 2023 Key Metrics

Also Files Form 12b-25 with SEC Related to Annual Report on Form 20-F

Zug, Switzerland, April 30, 2024 – Ad hoc announcement pursuant to Art. 53 of SIX Listing Rules – WISeKey International Holding Ltd. (“WISeKey” or the “Company”) (SIX: WIHN, NASDAQ: WKEY), a leading global cybersecurity and IoT company, announced today that on April 29, 2024, SIX Exchange Regulation AG approved an extension of the deadline for the publication of its Annual Report for the fiscal year ended December 31, 2023 (FY 2023) until May 31, 2024.

The Company requested and received an extension based on the following reasons:

•	Financial statements for FY 2023 were particularly complex to prepare due to several factors including, but not limited to, the partial spin-off of SEALSQ Corp (Nasdaq: LAES) carried out in 2023 and the dependency of the Company on the completion of the audit of the SEALSQ Corp financial statements.

•	The letter received from the SIX Exchange Regulation AG required management attention in order to respond to a preliminary inquiry about certain accounting treatments in relation to its Annual Report for FY 2022. The preliminary inquiry has only recently been closed without giving rise to a formal investigation, and management and the Company’s auditors are now able to finalize FY 2023 financials.

•	The SIX Exchange Regulation AG preliminary inquiry also required the Company’s auditors to perform additional procedures and reviews to address the comments and formally document their position before releasing their opinion on the Company’s FY 2023 financial statements. Auditors confirmed to the Company that this could not be completed by April 30, 2024.

In its decision, SIX Exchange Regulation AG requested that WISeKey publishes certain unaudited financial metrics for FY 2023. These unaudited financial metrics are as follows:

•	Revenue for the year ended December 31, 2023 reached $31 million, representing an increase of 30% from FY 2022.

•	Gross profit of $15 million (profit margin reached 48%) showed an improvement of $5 million as compared to $10 million of gross profit reported for FY 2022, which is directly attributable to the revenue growth.

•	The expected unaudited net loss of $15 million for FY 2023 compares positively to the net loss of $29 million reported in the prior year. The main factor behind this improvement is the disposal of loss-making subsidiary, arago GmbH, which was completed in 2022.

•	WISeKey’s balance sheet total remains stable at $48 million displaying a healthy cash position of $13 million.

Carlos Moreira, Chief Executive Officer of WISeKey, noted, “While the reasons behind this delay included certain factors that were outside of our control, our team is diligently working with auditors to complete the auditing of our FY 2023 financial results. We remain committed to maintaining the highest standards of transparency and accuracy in our financial reporting.”

In its decision of April 29, 2024, SIX Exchange Regulation AG requested WISeKey to include the following excerpt in this ad hoc announcement:

"I. The exemption request of WISeKey International Holding AG (Issuer) dated 26 April 2024 regarding an extension of the deadline to publish its 2023 annual report and to file such report with SIX Exchange Regulation AG until 31 May 2024 at the latest is granted with the following reservation (lit. a) and under the following conditions (lit. b):

a.	SIX Exchange Regulation AG reserves the right to suspend trading of the registered shares of the Issuer in case its 2023 annual report is not published in accordance with the provisions on ad hoc publicity (Art. 53 of the Listing Rules [LR] in connection with the Directive on Ad hoc Publicity [DAH]) and not filed with SIX Exchange Regulation AG until Friday, 31 May 2024, 11.59 pm CET, at the latest.

b.	WISeKey is required to publish a notice in accordance with the provisions on ad hoc publicity (Art. 53 LR in connection with the DAH) concerning this decision until Tuesday, 30 April 2024, 7.30 am CET, at the latest. The notice must contain:

-	the unaltered reproduction of the wording of para. I. of this decision, placed in a prominent position;

-	the reasons for the application of the Issuer requesting an extension of the deadline to publish its 2023 annual report and to file such report with SIX Exchange Regulation AG;

-	the unaudited key figures such as net revenues, EBITDA, EBIT, profit/loss, balance sheet total, equity etc. for the annual results 2023."

In addition, the Company announced that it has filed a Form 12b-25, Notification of Late Filing, with the U.S. Securities and Exchange Commission (“SEC”) related to the Company’s Annual Report on Form 20-F for FY 2023. The Company is working diligently to finalize its financial statements and intends to file its Annual Report on Form 20-F as soon as practicable; May 15, 2024 marks the end of the 15-day extension period.

About WISeKey

WISeKey International Holding Ltd (“WISeKey”, SIX: WIHN; Nasdaq: WKEY) is a global leader in cybersecurity, digital identity, and IoT solutions platform. It operates as a Swiss-based holding company through several operational subsidiaries, each dedicated to specific aspects of its technology portfolio. The subsidiaries include (i) SEALSQ Corp (Nasdaq: LAES), which focuses on selling integrated solutions based on semiconductors, PKI, and Provisioning services, while developing Post-Quantum technology hardware and software products, (ii) WISeKey SA which specializes in RoT and PKI solutions for secure authentication and identification in IoT, Blockchain, and AI, (iii) WISeSat AG which focuses on space technology for secure satellite communication, specifically for IoT applications, and (iv) WISe.ART Corp which focuses on trusted blockchain NFTs and operates the WISe.ART marketplace for secure NFT transactions.

Each subsidiary contributes to WISeKey’s mission of securing the internet while focusing on their respective areas of research and expertise. Their technologies seamlessly integrate into the comprehensive WISeKey platform. WISeKey secures digital identity ecosystems for individuals and objects using Blockchain, AI, and IoT technologies. With over 1.6 billion microchips deployed across various IoT sectors, WISeKey plays a vital role in securing the Internet of Everything. Trusted by the OISTE/WISeKey cryptographic Root of Trust, WISeKey provides secure authentication and identification for IoT, Blockchain, and AI applications. The WISeKey Root of Trust ensures the integrity of online transactions between objects and people. For more information on WISeKey’s strategic direction and its subsidiary companies, please visit www.wisekey.com.

Press and investor contacts:

WISeKey International Holding Ltd Company Contact: Carlos Moreira Chairman & CEO Tel: +41 22 594 3000 info@wisekey.com	WISeKey Investor Relations (US) The Equity Group Inc. Lena Cati Tel: +1 212 836-9611 / lcati@equityny.com Katie Murphy Tel: +1 212 836-9612 / kmurphy@equityny.com

Disclaimer:
This communication expressly or implicitly contains certain forward-looking statements concerning WISeKey International Holding Ltd and its business. Such statements involve certain known and unknown risks, uncertainties and other factors, which could cause the actual results, financial condition, performance or achievements of WISeKey International Holding Ltd to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. WISeKey International Holding Ltd is providing this communication as of this date and does not undertake to update any forward-looking statements contained herein as a result of new information, future events or otherwise.

This press release does not constitute an offer to sell, or a solicitation of an offer to buy, any securities, and it does not constitute an offering prospectus within the meaning of the Swiss Financial Services Act (“FinSA”), the FInSa's predecessor legislation or advertising within the meaning of the FinSA. Investors must rely on their own evaluation of WISeKey and its securities, including the merits and risks involved. Nothing contained herein is, or shall be relied on as, a promise or representation as to the future performance of WISeKey.